SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934
Commission file number 001-14264

For the month of June 2006

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D–35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S–T Rule 101(b) (1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S–T Rule 101(b) (7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

Interim Report Second Quarter 2006

Pfeiffer Vacuum Overview

					Q1-Q2	Q1-Q2
		Q2 2006	Q2 2005	Change	2006	2005	Change

Results
Total sales	K €	42,027	39,931	5.2%	85,689	77,519	10.5%
Germany	K €	9,870	10,944	(9.8)%	21,697	20,479	5.9%
Other countries	K €	32,157	28,987	10.9%	63,992	57,040	12.2%
Operating profit	K €	10,170	8,829	15.2%	20,710	16,981	22.0%
Net income	K €	6,277	5,370	16.9%	12,684	10,298	23.2%
Return on sales	%	14. 9	13.4		14.8	13.3
Operating cash flow	K €	6,134	6,275	(2.2)%	11,381	9,477	20.1%
Capital expenditures	K €	2,999	1,074	179.2%	3,486	1,686	106.8%
Earnings per share	€	0.72	0.62	16.1%	1.46	1.18	23.7%

Workforce
Workforce (average )		684	691	(1.0)%	686	691	(0.7)%
Germany		504	508	(0.8)%	506	508	(0.4)%
Other countries		180	183	(1.6)%	180	183	(1.6)%
Sales per employee	K €	61	58	5.2%	125	112	11.6%

		June 30, 2006	December 31, 2005	Change

Balance sheet
Total assets	K €	140,924	138,824	1.5%
Cash and cash equivalents	K €	57,346	61,651	(7.0)%
Number of shares issued		8,837,650	8,790,600	0.5%
Shareholders’ equity	K €	113,937	112,631	1.2%
Equity ratio	%	80.8	81.1	—
Throughout this interim report, all percentages are calculated based on amounts in thousands €.

Pfeiffer Vacuum Share Performance
The shares of Pfeiffer Vacuum Technology AG have been traded in New York since July 16, 1996, and in Frankfurt since April 15, 1998.

•	Deutsche Börse, Prime Standard, Frankfurt	Trading Symbol: PFV

•	International Securities Identification Number:	ISIN DE0006916604

•	Reuters Symbol:	PV.DE

•	New York Stock Exchange (NYSE), New York	Trading Symbol: PV

•	International Securities Identification Number:	ISIN US7170671025

•	Number of shares issued
	(including 122,076 treasury stock):	8,837,650

•	Free-float as of June 30, 2006:	100%

•	Market capitalization as of June 30, 2006:	€ 437.2 million
On the stock exchange in Frankfurt, Pfeiffer Vacuum share performance virtually kept pace with the TecDAX development during the first six months of 2006. While the TecDAX advanced by 8.5% from 601 to 652 points, Pfeiffer Vacuum share prices increased by 5.8%. On January 2, 2006, the shares opened at € 46.76 and closed at € 49.47 on June 30, 2006. They reached their low for the period of € 44.45 on January 17, 2006. The high for the period of € 58.00 on May 12, 2006 was also the highest stock price ever recorded for Pfeiffer Vacuum shares.
The prices of Pfeiffer Vacuum ADRs on the NYSE, which are traded in U.S. dollars, reflect changes in the share price and changes in the exchange rate parity between the euro and the U.S. dollar over the course of the year 2006. The ADRs opened on January 3, 2006, at a price of US$54.82 and closed on June 30, 2006, at US$63.50. The highest price in the first six months was US$73.95 on May 10, 2006. The ADRs’ low for the period was US$53.81 on January 17, 2006.
As one of the highest dividend issuers in the TecDAX, Pfeiffer Vacuum distributed a dividend to its shareholders for the eighth year in a row in 2006 (€ 1.35 per share for fiscal year 2005). Following a proposal of Management Board and Supervisory Board the Shareholders’ Meeting agreed to a total dividend of € 11.7 million on May 31, 2006, up 50% from total prior year dividend of € 7.8 million.

The Pfeiffer Vacuum Group’s Business and Position
In the first six months of 2006, Pfeiffer Vacuum again increased its sales by 10.5% and its operating profit by 22.0% compared to the first half-year of 2005. Year on year, in fact, the second quarter of 2006 saw a sales rise by € 2.1 million or 5.2%.
Overall Economic Environment and Industry Situation
Overall, the growth rate of world economy in 2006 is expected to be flat compared to the year 2005, but resulting from a very heterogeneous development in the continents. The growth rate in the Asian region (without Japan) will slightly decrease but still remain on a high level. The development in Europe is expected to be significantly higher than in the year before, especially caused by satisfactory growth rates in Italy, France and Germany. The growth rate in the United States is estimated to be down from the year 2005 but still exceed the development in Europe. Political situations in the near and middle east and potential impacts from rising world energy prices complicate the forecast for the 2006 development.
The competitive situation in the vacuum industry, coupled with heightened competitive pressure in the vacuum market remained on the level of 2005. Due to permanent enhancements and new developments of our products we were able to hold our technological leading, resulting in an increase of our business in 2006.
Business
Our business operations include the development, manufacture, sale and service of vacuum pumps, vacuum measurement, components and analysis equipment and instruments, as well as vacuum systems.
Sales
Presented below are net sales by segment, by region and by product for the periods ended June 30, 2006 and 2005. It should be noted with respect to net sales by segment that the sales shown in this presentation were allocated on the basis of the location that invoiced the sales. The segment-based presentation thus shows net sales by subsidiaries. Net sales by region, on the other hand, include all sales in a given region, regardless of which subsidiary within the Pfeiffer Vacuum Group actually invoiced the sales. Net sales by segment and by region can thus differ from one another to a greater or lesser extent. Net sales in the Asian segment, for example, differ from those shown for the Asian region, as the Asian segment includes only the sales of our two Asian subsidiaries in India and Korea. The presentation for the Asian region, on the other hand, additionally includes sales generated directly with Asian customers by the German company.

The Pfeiffer Vacuum Group’s Business and Position
In net sales by segment, the sales of the German company generated through direct shipments to agents and/or customers outside Germany are significantly higher than German sales by region. Net sales in the U.S. region and the U.S. segment, on the other hand, are nearly identical, because virtually all sales in this region are handled by our American subsidiary.
Sales by Segment (Companies)
Pfeiffer Vacuum’s subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, we identify our operating segments geographically. Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, we aggregate our European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).”
Sales by Segment

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Net sales
Germany	18,110	17,645	37,319	33,527
Europe (excluding Germany)	12,373	12,277	24,922	25,541
United States	10,475	9,130	21,344	16,845
Asia	1,069	879	2,104	1,606

Total	42,027	39,931	85,689	77,519

Analysis of these numbers shows that we were essentially able to increase sales in all geographical segments. Only in the segment Europe (excluding Germany) our sales decreased slightly in the first quarter of 2006 compared to 2005, but in the second quarter we were able to reach a small increase. During the first six months of 2006, the strongest growth was recorded in the segment United States, where sales totaled € 21.3 million, up € 4.5 million, or 26.7%, from the comparable period the year before. This sales increase was enhanced by approximately € 0.9 million foreign exchange gains due to the strengthened U.S. dollar against the Euro. Expressed in U.S. dollars, the sales of our U.S. subsidiary rose by 21.1% to US$26.2 million.
In Germany, sales advanced by € 3.8 million, or 11.3%, to a total of € 37.3 million in the first six months 2006 compared to 2005. Germany thus continued to be the segment that accounted for the highest share of total sales (43.5%). Rigorous efforts aimed at winning new customers and expanding business with existing customers and new products enabled Pfeiffer Vacuum to go against the general economic trend in growing sales.

The Pfeiffer Vacuum Group’s Business and Position
Sales by Region
To provide additional information, we are also presenting sales by region in the following table. It includes all sales in a given region, regardless of which company in the Pfeiffer Vacuum Group actually generated these sales.
Sales by Region

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Net sales
Germany	9,870	10,944	21,697	20,479
Europe (excluding Germany)	12,580	12,263	25,315	26,144
United States	10,466	9,059	21,209	16,724
Asia	8,364	7,194	16,522	13,319
Rest of world	747	471	946	853

Total	42,027	39,931	85,689	77,519

In the six month period ended June 30, 2006, our sales to the United States increased by € 4.5 million or 26.8% to € 21.2 million. Sales to the Asian region increased by € 3.2 million or 24.0% to € 16.5 million, primarily due to sales increases in Japan and India. Additionally, we gain ground in China on a small level. Accounting for 29.5% of total sales, Europe (excluding Germany) continues to be our largest market. While in Europe (excluding Germany) in the first half-year a decrease by 3.2% to € 25.3 million was recorded, in Germany the sales increased by 5.9% to € 21.7 million and offset this adverse effect.
Sales by Product
Sales by Product

	Three Months Ended		Six Months Ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Net sales
Turbopumps	18,509	17,033	38,162	31,536
Measurement/analysis equipment, components	9,861	10,247	21,874	20,711
Service	6,006	5,961	11,861	11,428
Backing pumps	5,675	5,499	11,185	10,540
Systems	1,976	1,191	2,607	3,304

Total	42,027	39,931	85,689	77,519

Turbopumps have an overriding importance to us. During the first six months of 2006, this product line generated total sales of € 38.2 million,

The Pfeiffer Vacuum Group’s Business and Position
representing an increase by € 6.6 million, or 21.0%, over the prior year. Turbopumps generated 44.5% of our total sales (2005: 40.7%). Sales of measurement/analysis equipment, components also developed positively, rising by € 1.2 million, or 5.6%, to € 21.9 million as per end of June 2006. Backing pump sales and service sales recorded a moderate increase by € 0.6 million and € 0.4 million, respectively. On the other hand, there was a small decline by € 0.7 million in system sales.
Order Intake and Order Backlog
Our order intake increased from € 83.0 million in the first six months of 2005 by € 3.8 million to € 86.8 million in 2006. Generally, the first quarter of 2006 developed extremely positive compared to 2005, while the second quarter of 2006 was flat to the previous years period. In the six month period ended June 30, 2006, new orders in turbopumps increased by
€ 1.3 million, in backing pumps by € 1.3 million and in service by € 0.2 million, offset by € 0.8 million decrease in system orders. At June 30, 2006, the book-to- bill ratio, the quotient of new orders and sales amounted to 101.3%.
Our order backlog decreased by € 0.8 million, from € 31.4 million at June 30, 2005 to € 30.6 million at June 30, 2006. One reason is decreased order intake in systems within the second quarter and on the other hand fulfilled orders in turbo pumps.
Contracts are only recorded as orders when they are based upon binding contracts. The value of orders on hand should not be used to predict future sales and order volumes.
Cost of Sales and Gross Profit
The cost of sales incurred in the six months ended June 30, 2006, totaled € 43.1 million. This represents an increase of € 1.6 million over the € 41.5 million for the comparable period the year before. In the second quarter our cost of sales increased slightly from € 21.4 million in 2005 to € 21.5 million in 2006. The increase in both periods is predominantly attributable to our significantly raised sales. Our gross profit improved from € 36.1 million to € 42.6 million in the first six months of 2006 and from € 18.6 million to € 20.5 million in the second quarter of 2006 compared to the prior year, respectively. Our gross margin (gross profit as percentage of sales) increased from 46.5% in the first half-year 2005 to 49.7% in the current year’s period. In the second quarter of 2006 we recorded an increase to 48.8% from 46.5% in 2005.
A favorable product mix, the economies of scale and our permanent cost management in the production aligned with keeping our commodity prices for e.g. cast iron, stainless steel and aluminum at a virtually constant level, enables us to leverage our cost of sales.

The Pfeiffer Vacuum Group’s Business and Position
Selling and Marketing Expenses
Selling and marketing expenses totaled € 11.5 million as of June 30, 2006 as opposed to € 9.6 million for the corresponding period in the year before. Selling and marketing expenses increased by € 1.9 million primarily as a result of various marketing measures, e. g. corporate image campaign, trade fair participations, advertisements and print of new brochures. Our goal is still to expand our market share and to withdraw the competitive price pressure. Relative to sales, the ratio increased from 12.4% in the first six months of 2005 to 13.4% in 2006.
General and Administrative Expenses
In the six month period ended June 30, 2006, general and administrative expenses totaled € 6.9 million, up € 0.8 million from the comparable prior year’s period (€ 6.1 million). In the second quarter 2006 the general and administrative expenses turned back to normal level (€ 3.1 million), while the first quarter of 2006 was burdened with expenses related to the adoption of SOA 404 at end of fiscal year 2006 and additional personnel cost. Relative to sales, the ratio for the first six months 2006 increased from 7.8% in 2005 to 8.1%.
Research and Development Expenses
Research and development expenses amounted to € 3.4 million in both, the first half-year of 2006 and the first half-year of 2005. As a result of higher sales, however, the expense ratio declined in the same periods from 4.4% (2005) to 4.0% (2006). The research and development expenses increased in the second quarter of 2006 by € 0.1 million compared to the same period in 2005. The ratio was 4.1% in both quarters.
We will maintain the percentage of expenses allocated for research and development at a high level. We are dependent upon maintaining our technological edge in designing and manufacturing vacuum pumps, and invest in order to be able to continue to sustain our position on the world market, to expand our market shares and to open up new markets. All expenditures for research and development are expensed as they are incurred.
Operating Profit
During the first six months of 2006, operating profit rose sharply from € 17.0 million to € 20.7 million, representing growth of € 3.7 million or 22.0%. At € 10.2 million, the Company’s operating profit in the second quarter of 2006 was also up sharply from 2005 (€ 8.8 million).

The Pfeiffer Vacuum Group’s Business and Position
The ratio between operating profit and sales totaled 24.2% for the first six months of the year 2006, up 2.3 percentage points year on year.
Financial Income
Financial income comprises interest expense, interest income and exchange rate gains or losses. As of June 30, 2006, financial income totaled € 0.3 million, as opposed to € 1.5 million for the comparable period in 2005. This decrease is primarily due to foreign exchange rate changes; in 2006 we recorded a loss of € 0.4 million compared to a gain in 2005 of € 1.0 million.
Income Taxes
The Company’s effective tax rate of its continuing operations was 39.0% for the first six months of 2006 and 39.8% for the first six months of 2005. The effective tax rate for the second quarter 2006 was 39.0% (2005: 39.8%).
The tax rate used for calculation of the income tax benefit from discontinued operations in 2005 was 37.9%.
Income from Continuing and Discontinued Operations and Net Income
Income from continuing operations totaled € 12.7 million for the six month period ended June 30, 2006 compared to
€ 11.1 million at June 30, 2005, representing an improvement of € 1.6 million, or 14.1%. In the second quarter of 2006 income from continuing operations amounted to € 6.3 million and increased by € 0.5 million or 7.4% from the previous year’s amount (€ 5.8 million).
In fiscal year 2005 we recorded losses from discontinued operations (see Note 9 “Discontinued operations” to the Interim Financial Statements). These discontinued operations resulted in the first six months of 2005 in a loss of € 0.8 million (second quarter 2005: € 0.5 million). The net income of 2006 was not burdened with any expenses due to these discontinued operations. Additionally, we do not expect any charges in future periods.
Net income in the six months ended June 30, 2006 was € 12.7 million (2005: € 10.3 million) and in the three month period ended June 30, 2006 € 6.3 million (2005: 5.4 million).

The Pfeiffer Vacuum Group’s Business and Position
Financial Position
The financial position of the Pfeiffer Vacuum Group continues to be characterized by cash and cash equivalents on the assets side of the balance sheet and by shareholders’ equity on the opposite side. The balance sheet total on June 30, 2006, increased by 1.5%, or € 2.1 million, compared to December 31, 2005. On the asset side, the increase in the balance sheet total was predominantly attributable to the € 2.6 million increase in inventories to € 16.4 million, as well as the € 1.8 million increase in fixed assets. The cash flow statement shows the development of liquid assets.
Total shareholders’ equity increased by € 1.3 million. One important reason is an increase in additional paid-in capital by € 2.1 million primarily due to the conversion of convertible bonds and the recording of the conversion price (€ 1.9 million), offset by share buy-back amounting to € 1.0 million. The equity ratio decreased slightly from a high level of 81.1% in 2005 to 80.8% in 2006. The development of shareholders’ equity already includes the dividend payment totaling € 11.7 million (2005: € 7.8 million). Our higher-than-average shareholders’ equity continues to enable us to finance our investments and operations without having to resort to bank debt.
Cash Flow
Further on, we are able to generate required cash from operating activities to fund our day-to-day business and investment projects.
Cash flow from operating activities totaled € 11.4 million for the first six months of 2006 and represents an increase of € 1.9 million from the € 9.5 million total for the comparable period in 2005. Compared to the first half-year 2005, our higher inventories led to an increased cash usage of approximately € 2.0 million, offset by an increase in trade payables of approximately € 0.7 million (cash provided). Additionally, the increase in net income had a positive effect of approximately € 2.4 million on the cash flow provided by operating activities.
Net cash used in investing activities totaled € 3.4 million for the period ended June 30, 2006 compared to € 4.5 million cash provided by investing activities for the prior year’s period. In 2005 we purchased investment securities amounting to € 3.0 million and received € 9.0 million repayment of investment securities. Capital expenditures totaled € 3.5 million in 2006, and included the purchase of factory halls built on our ground amounting to € 1.9 million.

The Pfeiffer Vacuum Group’s Business and Position
The cash used in financing activities was predominantly impacted by the dividend payment to our shareholders amounting to € 11.7 million in 2006 compared to € 7.8 million in 2005. A dividend of € 1.35 per share for the year 2005 was approved at the Annual Shareholders’ Meeting in May 2006.
We distributed a total amount of € 11,732,207.40 to our shareholders. Additionally, the purchase of treasury stock led to a cash usage amounting to € 1.0 million. The cash received in connection with the conversion of convertible bonds totaled only € 1.0 million because a part of the conversion price was granted as employee loans and was recorded as non-cash transaction (please refer to Note 4 “Stock-based Compensation — Adoption of FAS 123R” to Interim Financial Statements).
Workforce
As of June 30, 2006, the Company employed a workforce of 684 people, 504 of them in Germany and 180 in other countries.
Workforce

	Germany		Other Countries
	June 30,
	2006	2005	2006	2005

Manufacturing and Service	272	276	55	56
Research and Development	74	79	—	—
Sales and Marketing	100	99	96	96
Administration	58	54	29	31

Total	504	508	180	183

After three employees as of June 30, 2005 no employees were engaged in discontinued operations on June 30, 2006.
Risk Report
During the first six months of the 2006 fiscal year, there were no changes in the risks as described in our Annual Report (Geschäftsbericht) and our Annual Report on Form 20-F for the year ended December 31, 2005. Both reports are available on our homepage at www.pfeiffer-vacuum.net.

The Pfeiffer Vacuum Group’s Business and Position
Major Events in Fiscal 2006
Since the beginning of the 2006 fiscal year, there have not been any significant changes in the Company’s position or the industry environment.
Outlook
The forecast for the world economic growth in 2006 is still very low. We estimate that sales growth in the vacuum industry in 2006 will be the same as in the past fiscal year. Given our orders on hand and rising customer demand, we anticipate that our sales will grow faster than the market in 2006.
Nevertheless, we cannot exclude negative impacts — due to the US dollar exchange rate or significant increases in commodity prices — in the next few months.
Overall, we assume that along with constantly growing sales our profitability will remain in line with the last year or slightly improve.

Interim Financial Statements
Consolidated Statements of Income (unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Net sales	42,027	39,931	85,689	77,519
Cost of sales	(21,522)	(21,371)	(43,121)	(41,462)

Gross profit	20,505	18,560	42,568	36,057

Selling and marketing expenses	(5,516)	(5,065)	(11,510)	(9,619)
General and administrative expenses	(3,064)	(3,042)	(6,932)	(6,057)
Research and development expenses	(1,755)	(1,624)	(3,416)	(3,400)

Operating profit	10,170	8,829	20,710	16,981

Interest expense	(2)	(95)	(74)	(103)
Interest income	371	431	752	607
Foreign exchange gain (loss)	(126)	552	(399)	997

Income from continuing operations before income taxes and minority interests	10,413	9,717	20,989	18,482

Income taxes	(4,062)	(3,871)	(8,186)	(7,365)
Minority interests	(74)	—	(119)	—

Income from continuing operations, net of tax	6,277	5,846	12,684	11,117

Loss from discontinued operations, net of tax	—	(338)	—	(681)
Loss on disposals from discontinued operations, net of tax	—	(138)	—	(138)

Net income	6,277	5,370	12,684	10,298

Earnings per ordinary share and ADR (in €):
From continuing operations, basic	0.72	0.67	1.46	1.28
From discontinued operations, basic	—	(0.05)	—	(0.10)

Total, basic	0.72	0.62	1.46	1.18

From continuing operations, diluted	0.72	0.67	1.45	1.28
From discontinued operations, diluted	—	(0.05)	—	(0.10)

Total, diluted	0.72	0.62	1.45	1.18

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Balance Sheets (unaudited)

	June 30,	December 31,
K €	2006	2005

Assets
Cash and cash equivalents	57,346	61,651
Trade accounts receivable	22,242	22,481
Other accounts receivable	3,004	1,259
Inventories	16,353	13,747
Investment securities	3,000	3,000
Prepaid expenses	689	872
Deferred tax assets	972	1,124
Other current assets	239	334

Total current assets	103,845	104,468

Intangible assets	550	487
Property, plant and equipment	24,192	22,394
Investment Securities	6,000	6,000
Deferred tax assets	4,519	4,563
Other assets	1,818	912

Total non-current assets	37,079	34,356

Total assets	140,924	138,824

Liabilities and shareholders’ equity
Trade accounts payable	4,490	3,184
Other payables	3,603	2,659
Accrued liabilities	7,812	9,640
Income tax liabilities	3,969	3,938
Customer deposits	968	1,375

Total current liabilities	20,842	20,796

Convertible bonds	340	461
Accrued pension	5,151	4,382
Minority interests	654	554

Total non-current liabilities	6,145	5,397

Shareholders’ equity
Share capital (13,459,350 no par value ordinary shares authorized, 8,837,650 issued and 8,715,574 outstanding at June 30, 2006 and 13,459,350 no par value ordinary shares authorized, 8,790,600 issued and 8,690,524 outstanding at December 31, 2005)	22,624	22,504
Additional paid-in capital	4,949	2,821
Retained earnings	95,135	94,183
Accumulated other comprehensive loss	(5,298)	(4,439)
Treasury stock, at cost (122,076 ordinary shares at June 30, 2006 and 100,076 at December 31, 2005)	(3,473)	(2,438)

Total shareholders’ equity	113,937	112,631

Total liabilities and shareholders’ equity	140,924	138,824

See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Shareholders’ Equity (unaudited)

				Accumulated Other
				Comprehensive Income/Loss
					Cumula-	Unrea-
					tive	lized
		Addi-	Re-		trans-	gain/		Total
		tional	tained	Minimum	lation	(loss)	Trea-	share-
	Share	paid-in	ear-	pension	adjust-	on	sury	holders’
K €	capital	capital	nings	liability	ment	hedges	stock	equity

Balance at January 1, 2004	22,504	2,821	73,713	(64)	(2,049)	550	(2,438)	95,037
Dividends paid	—	—	(6,083)	—	—	—	—	(6,083)
Net income	—	—	11,626	—	—	—	—	11,626
Components of other comprehensive income — net of tax of € 294 —	—	—	—	(100)	(765)	(360)	—	(1,225)
Total comprehensive income	—	—	—	—	—	—	—	10,401
Balance at December 31, 2004	22,504	2,821	79,256	(164)	(2,814)	190	(2,438)	99,355
Dividends paid	—	—	(7,821)	—	—	—	—	(7,821)
Net income	—	—	22,748	—	—	—	—	22,748
Components of other comprehensive income — net of tax of € 2,429 —	—	—	—	(3,592)	2,327	(386)	—	(1,651)
Total comprehensive income	—	—	—	—	—	—	—	21,097
Balance at December 31, 2005	22,504	2,821	94,183	(3,756)	(487)	(196)	(2,438)	112,631
Dividends paid	—	—	(11,732)	—	—	—	—	(11,732)
Compensation expenses convertible bonds	—	232	—	—	—	—	—	232
Bonds converted	120	1,896	—	—	—	—	—	2,016
Share buy back	—	—	—	—	—	—	(1,035)	(1,035)
Net income	—	—	12,684	—	—	—	—	12,684
Components of other comprehensive income — net of tax of € (142) —	—	—	—	—	(1,092)	233	—	(859)
Total comprehensive income	—	—	—	—	—	—	—	11,825
Balance at June 30, 2006	22,624	4,949	95,135	(3,756)	(1,579)	37	(3,473)	113,937
See accompanying notes to the interim financial statements.

Interim Financial Statements
Consolidated Statements of Cash Flows (unaudited)

	Six months ended June 30,
K €	2006	2005

Cash flow from operating activities:
Net income from continuing operations	12,684	11,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,552	1,644
Gain on disposal of fixed assets	(6)	(11)
Non-cash compensation expense (convertible bonds)	232	—
Other non-cash income and expenses	272	170
Changes in net cash from discontinued operations	—	(614)
Effects of changes in operating assets and liabilities:
Inventories	(2,861)	(814)
Receivables and other assets	(1,716)	(1,554)
Accrued pension liabilities	815	506
Accounts payable trade	1,305	630
Accrued and other liabilities, including income tax liabilities	(896)	(1,597)
Net cash provided by operating activities	11,381	9,477

Cash flow from investing activities:
Proceeds from disposals of fixed assets	55	37
Proceeds from disposals of discontinued operations	—	171
Capital expenditures	(3,486)	(1,686)
Purchase of investment securities	—	(3,000)
Repayment of investment securities	—	9,000
Net cash provided by (used in) investing activities	(3,431)	4,522

Cash flow from financing activities:
Dividend payment	(11,732)	(7,821)
Bonds converted	1,037	—
Purchase of treasury stock	(1,035)	—
Net cash used in financing activities	(11,730)	(7,821)

Effects of foreign exchange rate changes on cash and cash equivalents	(525)	1,007

Net increase (decrease) in cash and cash equivalents	(4,305)	7,185

Cash and cash equivalents at beginning of period	61,651	44,986

Cash and cash equivalents at end of period	57,346	52,171

Non-cash transactions:
Repayments of convertible bonds and employee loans and newly granted employee loans	(859)	(26)
See accompanying notes to the interim financial statements.

Notes to the Interim Financial Statements (unaudited)
1. The Company and Basis of Presentation
Pfeiffer Vacuum is a full-line manufacturer in the vacuum technology business offering solutions for a variety of customer applications relating to the generation, control and measurement of vacuum. The products developed and manufactured at the production facility in Asslar, Germany, include turbomolecular pumps, a range of backing pumps, such as rotary vane, Roots and dry pumps, complete pumping stations as well as customized vacuum systems, vacuum components and instruments.
Pfeiffer Vacuum distributes its products through a network of its own sales offices and subsidiaries as well as independent marketing agents. Moreover, there are service support centers in most major industrial locations throughout the world. The Company’s primary markets are located in Europe, the United States and Asia.
The Consolidated Financial Statements of Pfeiffer Vacuum Technology AG and its subsidiaries (“the Company” or “Pfeiffer Vacuum”) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. For further information, please refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG Annual Report (Geschäftsbericht) and the Annual Report on Form 20-F for the year ended December 31, 2005, both available at the Company’s homepage (www.pfeiffer-vacuum.net).
Pfeiffer Vacuum presents its Consolidated Financial Statements in euros (€).
2. Summary of Significant Accounting Policies
Consolidation Principles
All companies which Pfeiffer Vacuum Technology AG directly or indirectly controls are consolidated. The Company is considered to control an entity if it either directly or indirectly holds a majority of the voting rights and can therefore exercise a controlling influence.
All material intercompany gains and losses, receivables, liabilities, revenues and expenses are eliminated as part of the consolidation process.

Notes to the Interim Financial Statements (unaudited)
Use of Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are reported in the financial statements and accompanying notes. These estimates and assumptions could differ from the actual results.
Components of Operating Expenses
Cost of sales include all expenses that are related to the sold product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses. Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.). General and administrative expenses predominantly include wages and salaries, allowance for doubtful accounts, audit and other general consulting fees and other costs that relate to the company as a whole.
Reclassifications
Certain prior-year amounts have been reclassified to provide comparability with the presentation of the current year financial statements.
Foreign Currency Translation
The financial statements of the Company’s foreign subsidiaries have been translated into euros (€) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. The functional currency of all of the Company’s foreign subsidiaries is the applicable local currency in which that entity conducts its business. When translating foreign functional currency financial statements, year-end exchange rates are applied to the assets and liabilities, while average annual exchange rates are applied to income statement accounts. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss).

Notes to the Interim Financial Statements (unaudited)
3. New U.S. Legislation and Accounting Rules
As a result of the Company’s listing at New York Stock Exchange, it is subject not only to the provisions of German law (corporation, codetermination and capital market legislation) and of its own Articles of Association but also to the licensing requirements of the New York Stock Exchange. American capital market legislation — specifically the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) — also apply to Pfeiffer Vacuum.
4. Stock-based Compensation — Adoption of SFAS 123R
The Company established a convertible bond arrangement also known as the employee participation program implemented on July 7, 2002 and running through 2007. The purpose of this employee participation program is to provide compensation and motivate the management and some key employees by providing them with an opportunity to share in the Company’s stock price development and to participate in the future growth of Pfeiffer Vacuum Technology AG and its subsidiaries.
In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. Pfeiffer Vacuum’s employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond are equal to each other (and to what would be the exercise price in the case of a stock option), and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option). The employee may then exercise her/his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).
Within the scope of this employee participation program, on July 7, 2002, the Company issued 4,600 convertible bonds having an aggregate principal amount of € 0.6 million to members of management and certain salaried employees of the Company in Germany and other countries.
The conversion feature entitles the bearer to convert each bond into 50 no-par ordinary shares of Pfeiffer Vacuum. The conversion price is based upon 110% of the average closing price on the Frankfurt Stock Exchange for the last ten trading days prior to issuance and was set at € 42.86 per share and includes a nominal amount of € 2.56 and an additional payment of €40.30.

Notes to the Interim Financial Statements (unaudited)
There were 132,950 option shares, relating to the convertible bonds for the 2002 issue outstanding at June 30, 2006. Fair value at the date of grant was € 10.35 per ordinary share option. Each holder of convertible bonds could convert up to 30% of such bonds to ordinary shares subsequent to the Annual Shareholders’ Meeting in 2004, up to 60% following the Annual Shareholders’ Meeting in 2005 and up to 100% following the Annual Shareholders’ Meeting in 2006. The final conversion date is December 9, 2007. Conversion is only possible during specific periods of time.
The convertible bonds bear interest at 6% p.a. and are redeemable at their principal amount on December 10, 2007, unless previously converted or called. The bonds may be called by the Company at their principal amount upon termination of employment. Employees were given the opportunity of financing the purchase of the convertible bonds through interest-bearing employee loans. These loans bear interest at the same fixed rate as the bonds, have identical terms, are classified as other non-current assets in the balance sheet and are repayable upon conversion of the bonds or if the bonds are called by the Company upon termination of employment.
There is a right of setoff for both, principal and interest between the loan and the bond. Employee loans granted under this program amounted to K€ 301 as of June 30, 2006.
Should the conversion right be exercised, interest on the converted convertible bonds shall cease to accrue at the day on which said conversion right was exercised. The shares of stock stemming from exercise of conversion rights shall participate in earnings from the beginning of the fiscal year in which said shares of stock were created through exercise of the conversion rights.
As of June 30, 2006, employees had forfeited 1,000 of these convertible bonds having an aggregate principal value of € 128,000 and repaid the corresponding employee loans. The Company did not recognize any compensation expense for the stock-based compensation awards in the years 2005, 2004 and 2003.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions being used for grants issued in 2002. The risk-free interest rate was 4.5%; expected term 4 years; expected dividend yield of 1%; and expected volatility 30%. Expected volatility was based on historical volatility. The risk-free rate is based on the average interest rate of German government bonds. Expected term represents the period of time that options are expected to be outstanding.

Notes to the Interim Financial Statements (unaudited)
A summary of option shares related to the convertible bonds of the 2002 issue is as follows:
Shares Related to the Convertible Bonds

		Weighted Average
	Number of	Exercise Price
	Shares Outstanding	€ per Share

Convertible shares outstanding January 1, 2005	190,000	42.86
Granted	—	—
Exercised	—	—
Forfeited	(10,000)	42.86
Convertible shares outstanding December 31, 2005	180,000	42.86
Granted	—	—
Exercised	(47,050)	42.86
Forfeited	—	—
Convertible shares outstanding June 30, 2006	132,950	42.86
132,950 option shares of this program were exercisable at June 30, 2006 and are non-vested. In December 2004 the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). At January 1, 2006, the Company adopted SFAS 123R, using the modified-prospective transition method. Pfeiffer Vacuum has a fixed plan (under the convertible debt arrangement) with the number of shares fixed at 230,000 and the exercise price fixed at € 42.86. The exercise price was greater than the quoted market price of the stock as it was based on 110% of the ten day average traded stock prior to the grant date plus € 2.56 (€ 128 face value of each bond divided by 50 shares).
All participants were employees within the consolidated Pfeiffer Vacuum Group as defined under common law. There have been no program modifications to date.
In the first six months of the fiscal year 2006, the Company recognized K€ 232 of total compensation costs, as the four year vesting period ends in June 2006. In the cash flow statement these expenses are disclosed in a separate line.
Under German tax law, expense related to share-based payment arrangements or specifically expense related to the intrinsic value of an instrument on a specified date is not tax deductible. Consequently, there were no deferred taxes recorded as part of SFAS 123R adoption.
In the conversion period in June 2006, the bearers of the bonds converted 941 bonds into 47,050 new no-par value ordinary shares of the Company. As a result of the conversion the share capital increased by € 120,448 and the additional paid-in capital increased by € 1,896,115.

Notes to the Interim Financial Statements (unaudited)
The employees were given the opportunity to finance the conversion of the bonds through interest bearing loans. These loans bear interest of 6% per annum and can be redeemed by the employee at any time and mature on September 30, 2006. As of June 30, 2006 these loans amounted to K€ 859; as of July 27, 2006 they were reduced to K€ 11.
Wihtin the scope of this conversion, Manfred Bender, Chief Financial Officer of Pfeiffer Vacuum, converted 100 convertible bonds into 5,000 no-par value shares of the Company and sold these shares in June 2006. He did not access any loan from the Company. The announcement required by § 15a Wertpapierhandels-gesetz (German Securities Trade Act) was duly published.
5. Supervisory Board
The term of office of all members of the Supervisory Board ended upon the adjournment of the Annual Shareholders’ Meeting on May 31, 2006. Pursuant to §§ 96, Sub-para. 1, § 101, Sub-para. 1, German Stock Corporation Act, § 4, German One-Third Participation Act (“DrittelbG”) of 2004 and § 9, Sub-para. 1, Articles of Association and Bylaws, the Supervisory Board shall comprise four members elected by the Annual Shareholders’ Meeting and two members elected by the Company’s employees.
The following individuals were elected to the Supervisory Board as shareholder-elected members of the Supervisory Board:
Dr. Michael Oltmanns, Chairman of the Supervisory Board, Weinstadt-Schnaidt, Germany, Attorney at law and tax advisor, Menold Bezler Law Offices, Stuttgart,
Götz Timmerbeil, Vice Chairman of the Supervisory Board and Chairman of the Audit Committee and Financial Expert, Gummersbach, Germany, Managing shareholder of Timmerbeil GmbH Wirtschaftsprüfungsgesellschaft, Gummersbach,
Michael J. Anderson, New York, NY, U.S.A., Investment banker, Banc of America Securities, New York,
Wilfried Glaum, Hüttenberg, Germany, Business administrator and retired (2003) Chief Financial Officer of Pfeiffer Vacuum Technology AG.
The following individuals were elected to the Supervisory Board as employee-elected members of the Supervisory Board on May, 10, 2006 in accordance with German One-Third Participation Act (“DrittelbG”):
Helmut Bernhardt, Wetzlar, Germany, Employee representative,
Manfred Gath, Solms, Germany, Employee representative.

Notes to the Interim Financial Statements (unaudited)
6. Senior Officer (Prokuristin)
Nathalie Benedikt (age 30), who graduated with a degree in business economics (Dipl.-Betriebswirtin) from Berufsakademie Mannheim, joined the Company in 2000. She is responsible for the Finance and Controlling Department. In July 2006 the Management Board granted Mrs. Benedikt a special power of attorney (Prokura), which grants her the authority to bind the Company with any member of the Management Board. Prior to 2000, she served as accountant for Zürich Versicherungs-AG, Direktion für Deutschland, a multinational insurance group.
7. Independent Auditor
At the Annual General Meeting of the Shareholders on May 31, 2006, the Supervisory Board proposed and the Shareholders elected Ernst & Young AG, Wirtschaftsprüfungsgesellschaft/Steuerberatungsgesellschaft, Eschborn, Germany, as the independent auditor of both the accounts of the Company and the consolidated accounts for the 2006 fiscal year.
8. Treasury Stock
At the Annual Shareholders’ Meeting on May 31, 2006, the Shareholders authorized Pfeiffer Vacuum to acquire treasury stock of the Company pursuant to § 71, Sub-para. 1, No. 8, German Stock Corporation Act. The Company is authorized to acquire treasury stock representing up to € 2,250,393.60 of the capital stock (879,060 shares equal to 10% of capital stock at time of resolution) through November 31, 2007. At June 30, 2006, treasury stock totaling approximately € 3.5 million was repurchased and consists of 122,076 ordinary shares valued at cost. Thereof 22,000 shares were repurchased within the scope of the new authorization and 100,076 shares in prior years.
9. Discontinued Operations
In spring 2005, the Management Board committed to a plan to dispose of the DVD business, having obtained Supervisory Board approval as required in order to terminate this sideline activity. Beginning in 2005, the DVD business as part of the segment Germany is reflected as a discontinued operation. All prior period statements have been restated accordingly.

Notes to the Interim Financial Statements (unaudited)
Gains and losses of discontinued operations were as follows:
Gains and Losses

	Three months ended		Six months ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Loss from operations of DVD business before income tax benefit	—	(545)	—	(1,097)
Income tax benefit	—	207	—	416
Net loss from operations of DVD business	—	(338)	—	(681)

Loss on disposal before income tax benefit	—	(222)	—	(222)
Income tax benefit	—	84	—	84
Net loss on disposal	—	(138)	—	(138)

Total loss from discontinued operations before income tax benefit	—	(767)	—	(1,319)
Income tax benefit	—	291	—	500
Net total loss from discontinued operations	—	(476)	—	(819)
The Company expects no future expenses due to these discontinued operations.
On June 30, 2006 and December 31, 2005 no assets or liabilities from discontinued operations were existent.
10. Inventories
Inventories consist of the following:
Inventories

	June 30,	December 31,
K €	2006	2005

Raw materials	5,633	5,441
Work-in-process	5,631	3,989
Finished products	8,521	7,773
Reserves	(3,432)	(3,456)
Total inventories	16,353	13,747
Due to significant higher sales orders it was necessary to increase the inventories to hold the required delivery periods. Inventories are stated at the lower of cost or market.

Notes to the Interim Financial Statements (unaudited)
11. Investment Securities
The Company holds investment securities amounting to € 9.0 million, which will be held until final maturity and are consequently valued at carrying cost of acquisition. Compared to December 31, 2005, there were no changes in the first half-year of 2006.
12. Earnings per Ordinary and Diluted Share and ADR
The following table sets forth the computation of basic and diluted earnings per share and ADR:
Earnings per Ordinary and Diluted Share and ADR

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
Numerator:
Income from continuing operations (in thousands €)	6,277	5,846	12,684	11,117

Denominator:
Denominator for basic earnings per share — weighted-average shares	8,698,203	8,690,524	8,694,363	8,690,524

Effect of dilutive securities:
Convertible bonds	30,052	—	26,706	—

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	8,728,255	8,690,524	8,721,069	8,690,524

Earnings per share and ADR from continuing operations (in €):
Basic	0.72	0.67	1.46	1.28
Diluted	0.72	0.67	1.45	1.28
13. Pension Benefits and Similar Obligations
Most employees of the Company are entitled to receive pension benefits from Pfeiffer Vacuum, which are covered by defined benefit plans. Plan assets for the German Pension Plans are held in the Pfeiffer Vacuum Trust e. V. (“the Trust”), a registered association. It is an independent, bankruptcy-protected, separate legal entity whose sole purpose is to act in a fiduciary capacity as trustee for the assets held. The trust has invested this cash in a mutual fund managed by an unrelated third party that pursues a target allocation of 30 % in equities and 70 % in fixed-income securities and cash.

Notes to the Interim Financial Statements (unaudited)
Pension expense for all plans included the following components:
Pension Expense for All Plans

	Three months ended		Six months ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Service cost	294	252	589	502
Interest cost	555	551	1,112	1,101
Expected return on assets	(472)	(545)	(945)	(1,089)
Amortization of
unrecognized net actuarial (gains) losses	148	38	297	76
unrecognized prior service cost	17	18	34	37
unrecognized net obligation	6	6	12	12
Net pension cost	548	320	1,099	639
The increase in pension expense is predominantly due to lower expected returns on assets and higher amortization for actuarial losses. Both factors are caused by the decreased interest rate level in fiscal 2005.
14. Warranty
Warranty accruals are established in the period the related revenue is recognized. The estimate is based on managements’ estimate and historical experience by specific product type.
Warranty provisions developed as follows:
Warranty Provisions

	June 30,
K €	2006	2005

Balance at beginning of period	2,887	2,897
Warranties issued during the period	203	1,285
Utilization of accruals	(262)	(167)
Balance at end of period	2,828	4,015
15. Segment Information
The Company’s business activities include the development, manufacture, sale and service of vacuum pumps, vacuum components and instruments, as well as vacuum systems. The subsidiaries in the individual countries are independent legal entities with their own management which distribute the products and provide services. Accordingly, the Company identifies its operating segments geographically.

Notes to the Interim Financial Statements (unaudited)
Due to the similarity of their economic characteristics, including nature of products sold, type of customers, method of product distribution and economic environment, the Company aggregates its European subsidiaries outside Germany into one reportable segment, “Europe (excluding Germany).” The Company evaluates the success and performance of its subsidiaries on the basis of their income before income tax.
Information concerning the Company’s continuing operations by geographic locations is summarized as follows:
Continuing Operations by Geographic Locations

	Three months ended		Six months ended
	June 30,		June 30,
K €	2006	2005	2006	2005

Net sales
Germany
Unaffiliated	18,110	17,645	37,319	33,527
Intercompany	15,309	13,999	31,777	27,537
	33,419	31,644	69,096	61,064
Europe (excluding Germany)	12,376	12,287	24,931	25,586
United States	10,514	9,132	21,337	16,850
Asia	1,310	1,303	2,593	2,189
	57,619	54,366	117,957	105,689
Intercompany eliminations	(15,592)	(14,435)	(32,268)	(28,170)

Total	42,027	39,931	85,689	77,519

Net cost of sales
Germany	(18,286)	(19,182)	(37,685)	(36,026)
Europe (excluding Germany)	(9,670)	(9,361)	(19,242)	(20,002)
United States	(8,335)	(6,679)	(16,893)	(12,621)
Asia	(737)	(636)	(1,491)	(1,134)
	(37,028)	(35,858)	(75,311)	(69,783)
Intercompany eliminations	15,506	14,487	32,190	28,321

Total	(21,522)	(21,371)	(43,121)	(41,462)

Operating profit
Germany	8,716	6,633	17,338	13,318
Europe (excluding Germany)	613	914	1,709	1,818
United States	635	877	1,243	1,193
Asia	292	353	498	501
	10,256	8,777	20,788	16,830
Intercompany eliminations	(86)	52	(78)	151

Total	10,170	8,829	20,710	16,981

Notes to the Interim Financial Statements (unaudited)
16. Income Tax Expense
Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax.
The Company’s effective tax rate of its continuing operations was 39.0% for the first six months of 2006 and 39.8% for the first six months of 2005.
The effective tax rate for the second quarter 2006 was 39.0% (2005: 39.8%).
The tax rate used for calculation of the income tax benefit from discontinued operations in 2005 was 37.9%.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
August 2, 2006

PFEIFFER VACUUM TECHNOLOGY AG

By: /s/ Wolfgang Dondorf

Wolfgang Dondorf
Chief Executive Officer

By: /s/ Manfred Bender

Manfred Bender
Chief Financial Officer

Additional Information
Financial Calendar 2006
•	3rd Quarter 2006 (9-Months) Results Tuesday, November 7, 2006
Contacts
Investor Relations
Gudrun Geissler
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-314
Fax: +49 (0) 6441 802-365
Gudrun.Geissler@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net
Public Relations
Sabine Trylat
Berliner Strasse 43
35614 Asslar
Germany
Phone: +49 (0) 6441 802-169
Fax: +49 (0) 6441 802-883
Sabine.Trylat@pfeiffer-vacuum.de
www.pfeiffer-vacuum.net